Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Skeptic Distillery Co.
2525 W Le Moyne St.
Melrose Park, IL 60160
https://www.skepticdistillery.com

Up to $1,000,000.00 in Class B Common Non-Voting Shares at $5.00
Minimum Target Amount: $10,000.00

Company:

Company: Skeptic Distillery Co.
Address: 2525 W Le Moyne St., Melrose Park, IL 60160
State of Incorporation: IL
Date Incorporated: October 12, 2014

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Class B Common Non-Voting Shares
Offering Maximum: $1,000,000.00 | 200,000 shares of Class B Common Non-Voting Shares
Type of Security Offered: Class B Common Non-Voting Shares
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $250.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives and Bonuses*</u>

Previous Backer Bonus

All previous investors will receive an additional 5% bonus shares on top of the highest bonus for which they qualify.

Time-Based

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the next 72 hours and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the next 7 days and receive an additional 5% bonus shares.

Amount-Based:

$1000+

Unique Code for FREE trio of products on website (any 3)

$2,500+

First tier plus Unique Code for $100 of free merch via Skeptic online store

$5,000+

First two tiers plus lifetime 20% off all drinks, spirits and merch purchased online or in the distillery

$10,000+

First three tiers, plus guaranteed (at no cost) bottle of every limited release product for 10 years.

*All perks occur when the offering is completed.


The 10% StartEngine Owners' Bonus


Skeptic Distillery will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Non-Voting Shares at $5.00 / share, you will receive 110 shares of Class B Common Non-Voting Shares, meaning you'll own 110 shares of Class B Common Non-Voting for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Skeptic Distillery ("Skeptic" or the "Company") is a C-corporation specializing in the cold vacuum distillation of alcoholic liquor. This process allows for the distillation of spirits at colder-than-normal temperatures, preserving freshness and delicate flavors/aromas, and resulting in smoother, superior spirits.

Skeptic sells its products through distribution via the three-tier model, and is distributed in 13 different states and in Alberta and Ontario, Canada (as of May 2021) as well as online for DTC home delivery through a third-party provider. Current products include the multi-award-winning Skeptic Vodka, Skeptic Gin (modern citrus-forward style) and GinQuila Reposado, a tequila barrel-aged gin.

Skeptic also does some private labeling and contract bottling for additional revenue streams. Future planned products include craft beer distilled whiskeys and a unique "shooter" liqueur product. Skeptic's customer base is diverse, depending upon the product, and fairly equally distributed between men and women. Skeptic's goals for 2021 are to expand its points of distribution in existing and pending markets, and then for 2022 our goals include expanding distribution to 25 markets, opening the Skeptic tasting room bar, to begin producing craft beer distilled whiskeys and launch our new "shooter" brand, "Tamarico."

Skeptic Distillery Co. was initially organized as Skeptic Brewing Co., an Illinois corporation on October 12, 2014, and converted to Skeptic Distillery Co., an Illinois corporation on April 7, 2016.

Pending litigation: The company is currently involved in a lawsuit, caption: *Nicholas Fourkas, Plaintiff v. Karl Loepke, and individual; and Skeptic Distillery Co., a corporation, Defendants*, No. 19 CH 08576 filed in the Circuit Court of Cook County, Illinois, County Department, Chancery Division. Plaintiff alleged that Defendant breached a fiduciary duty to Plaintiff by Defendant's action of formally terminating a share purchase agreement due to breach of contract, including, but not limited to, failing to pay the full required consideration, as well as failing to adequately, diligently and competently perform services for the Company which would help grow and further the Company. Plaintiff seeks to enforce the share purchase agreement terms, retain a 10% interest in Skeptic, an additional 2% interest for "sweat equity," and receive compensatory and punitive damages related to an alleged breach of fiduciary duty and duty of loyalty, fraudulent inducement and unjust enrichment. Additionally, Plaintiff seeks wages for services rendered.

On December 18, 2019, the Judge dismissed the claims for breach of fiduciary duty and shareholder remedies and stated that Plaintiff was not a shareholder. The Judge also dismissed the claim for fraud in the inducement. The Judge left the count for breach of contract open, as well as unjust enrichment and employee wage collection in the alternative, in the event the court finds that the Agreement is either unenforceable or creates an employment relationship under the facts of the case.

Current Status: Defendant is delivering requested discovery items by Plaintiff to the Court, and is requesting discovery items from Plaintiff. Neither the Plaintiff, nor his Attorneys, have responded to any requests to settle out of court to this point. If there is no resolution or settlement after discovery, we expect it may go to court, in which case we feel strongly about our case, the evidence in our favor, and the witnesses in support of our case. So, in summary, damages sought are to enforce the purchase agreement and to grant the Plaintiff a 10% plus 2% equity stake in the company, in addition to back wages and other consideration (no monetary figure was delineated in the lawsuit for that).

Competitors and Industry

The spirits industry is exceptionally competitive. Some of our largest competitors are extremely well-funded and well-known spirit brands, such as the large vodka brands

(Tito's, Smirnoff, Ketel One, Grey Goose, etc.) and large gin brands (Hendrick's, Bombay Sapphire, Tanqueray, etc.).

However, on a local scale, our primary competition is from local craft distilleries like Koval, CH Distilling, FEW Spirits and others. Acquiring shelf space and visibility requires significant marketing efforts, as well as an exceptional product. While one can succeed with just great marketing alone, one cannot with simply an exceptional product or product(s).

Skeptic stands apart from our competition because of the cold vacuum distilling process, which allows us to create exceptional quality products and which differentiate us from all of our competition. Additionally, we focus a lot of energy on branding because high-quality products alone are not enough to succeed.

Current Stage and Roadmap

Skeptic spirits have been on the market for almost 3 years and have won numerous awards. We have launched our first truly unique spirit, GinQuila, to widespread critical and consumer acclaim, and we have been steadily expanding our distribution chain.

In the coming year, we intend to expand our distribution channels to 25 markets, which will open up potential national partnerships with hotel and restaurant chains. We plan to introduce our initial cold vacuum distilled craft beer whiskeys in 2022, our shooter liqueur, "Tamarico," and to open our tasting room in Winter/Spring 2022. Our marketing efforts have been increasing with strong distributor programs to incentivize sales reps and by implementing a broker system in various markets to maintain a local presence with performance-based compensation.

The Team

Officers and Directors

Name: Karl Loepke

Karl Loepke's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: October 12, 2014 - Present
  Responsibilities: Responsible for all functions of the business. Compensation: Does not currently take a salary.

Other business experience in the past three years:

- **Employer:** Enviro Tech International, Inc.
  Title: Advisor
  Dates of Service: June 03, 2018 - December 31, 2020

Responsibilities: Provide advising and assistance as needed to the company. This was a condition of a stock sale agreement with my former company.

Other business experience in the past three years:

- **Employer:** Karben Chemical LLC
  Title: Member
  Dates of Service: November 03, 2016 - Present
  Responsibilities: General Management

Other business experience in the past three years:

- **Employer:** Distillarista LLC
  Title: Member
  Dates of Service: October 23, 2019 - December 31, 2020
  Responsibilities: General Management

Other business experience in the past three years:

- **Employer:** Gondola LLC
  Title: Member
  Dates of Service: January 28, 2020 - December 31, 2020
  Responsibilities: General Management

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Non-Voting Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential

investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class B Common Non-Voting Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class B Common Non-Voting Stock in the amount of up to $1,000,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Class B Common Non-Voting Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the TTB, FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The company is currently involved in a lawsuit.

The company is currently involved in a lawsuit, caption: Nicholas Fourkas, Plaintiff v. Karl Loepke, and individual; and Skeptic Distillery Co., a corporation, Defendants, No. 19 CH 08576 filed in the Circuit Court of Cook County, Illinois, County Department, Chancery Division. One of the Company's former employees whose services were terminated in March 2019 has filed a lawsuit against the Company seeking to enforce a share purchase agreement as well as compensatory and punitive damages related to his termination. The case will require expending time and expenses defending the case and the outcome is uncertain. The amount sought by the former employee is nominal relative to the allocated amount of this raise.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Karl Loepke	1,000	Common Stock	100.0

The Company's Securities

The Company has authorized Common Stock, Common Non-Voting, and Class B Common Non-Voting Shares. As part of the Regulation Crowdfunding raise, the Company will be offering up to 200,000 of Class B Common Non-Voting Shares.

Common Stock

The amount of security authorized is 1,000 with a total of 1,000 outstanding.

Voting Rights

1 vote per 1 share

Material Rights

There are no material rights associated with Common Stock.

Common Non-Voting

The amount of security authorized is 1,799,000 with a total of 1,799,000 outstanding.

Voting Rights

There are no voting rights associated with Common Non-Voting.

Material Rights

Tag-Along Rights. The Corporation may not sell any Shares to one or more third parties if such shares, together with all shares of Shares previously sold by the Corporation to one or more third parties, would represent more than 50% of the aggregate number of shares of Common Stock held by the Corporation immediately after the closing date (as adjusted to reflect any stock dividend, split, reverse split, combination, recapitalization, reclassification of shares or capital contributions), UNLESS each Shareholder is offered a PRO RATA right (calculated by reference to the aggregate number of Shares held) to participate in such sale for a purchase price per Shares and on other terms and conditions not less favorable to such Shareholder than those applicable to the Corporation. For the purposes of this Section 5.5, a sale to a "third party" shall not include a sale pursuant to an effective registration statement (a

"Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") or a sale pursuant to Rule 144 under the Securities Act.

Drag-Along Rights. If the Corporation proposes to sell to one or more third parties Shares which, together with all Shares previously sold by the Corporation to one or more third parties, would represent more than 50% of the aggregate number of Shares held by the Shareholders immediately after the closing date (as adjusted to reflect any stock dividend, split, reverse split, combination, recapitalization, reclassification of shares or capital contributions), then, if requested by the Corporation, each Shareholder shall be required to join the Corporation in such sale on a PRO RATA basis (calculated by reference to the aggregate number of Shares held) for a purchase price per Shares and on other terms and conditions not less favorable to each Shareholder than those applicable to the Corporation. For the purposes of this Section 5.6, a sale to a "third party" shall not include a sale pursuant to a Registration Statement.

Class B Common Non-Voting Shares

The amount of security authorized is 200,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Non-Voting Shares.

Material Rights

Tag-Along Rights. The Corporation may not sell any Shares to one or more third parties if such shares, together with all shares of Shares previously sold by the Corporation to one or more third parties, would represent more than 50% of the aggregate number of shares of Common Stock held by the Corporation immediately after the closing date (as adjusted to reflect any stock dividend, split, reverse split, combination, recapitalization, reclassification of shares or capital contributions), UNLESS each Shareholder is offered a PRO RATA right (calculated by reference to the aggregate number of Shares held) to participate in such sale for a purchase price per Shares and on other terms and conditions not less favorable to such Shareholder than those applicable to the Corporation. For the purposes of this Section 5.5, a sale to a "third party" shall not include a sale pursuant to an effective registration statement (a "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") or a sale pursuant to Rule 144 under the Securities Act.

Drag-Along Rights. If the Corporation proposes to sell to one or more third parties Shares which, together with all Shares previously sold by the Corporation to one or more third parties, would represent more than 50% of the aggregate number of Shares held by the Shareholders immediately after the closing date (as adjusted to reflect any stock dividend, split, reverse split, combination, recapitalization, reclassification of shares or capital contributions), then, if requested by the Corporation, each Shareholder shall be required to join the Corporation in such sale on a PRO RATA basis (calculated by reference to the aggregate number of Shares held) for a purchase price per Shares and on other terms and conditions not less favorable to each Shareholder than those applicable to the Corporation. For the purposes of this Section 5.6, a sale to a "third party" shall not include a sale pursuant to a Registration Statement.

What it means to be a minority holder

As a minority holder of Class B Common Non-Voting Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Debt
  Final amount sold: $102,129.00
  Use of proceeds: We intended to use it for our tasting room build out and to complete the whiskey still, however we received the funds one week before COVID lockdowns were implemented and we ended up using much of it to convert our operations to producing hand sanitizer in order to keep sales going and we also did use some of it to begin work on the tasting room.
  Date: April 15, 2020
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year 1 represents the first year the company was in actual operation. That is to say, the first year in which it began producing and promoting/selling its products. This began in June 2018. Given the fact the company was brand new on the scene, and that historically most distributors set their product lineups in the earlier part of the year, we had significant trouble obtaining distribution. Revenues were very minimal during Year 1.

Beginning with Year 2, we secured local distribution, however the launch date was not set until May 2019, further hindering sales efforts. Instead, we focused on alternative means of making sales out of state and by e-commerce. These avenues were inconsistent at best during 2019, and it wasn't until near the end of 2019 that we began making inroads with out-of-state distribution. Additionally, our Illinois local distribution partner proved to be very difficult to work with and, in fact, prevented us from gaining customers locally, so we began exploring making a switch to a new distributor late in the year. Our revenues still increased from Year 1 to Year 2 but they were still not enough to approach profitability.

In Year 3 (2020), we began hitting our stride with new product launches in out-of-state markets and expanding our existing markets with in-person sales visits, incentive plans, etc. We also finalized our agreement with a new distributor partner in Illinois, set to launch April 1st. Then, COVID-19 hit the USA, and all of our liquor expansion and growth plans were put on hold as the shutdowns were initiated. We pivoted quickly to hand sanitizer production, and sold a significant volume (over $100k) in a couple of months, including obtaining our SAM registration to sell to government entities, numerous charitable donations, and some bulk sanitizer production business to local partners. However, as fast and furious as that period of sales was, it disappeared just as quickly. Unfortunately, the on-premise liquor sales were still spotty and sporadic at best, and the craft distillery industry did not see the tremendous volume increases in sales off-premise as established brands did.

Nevertheless, we continued to expand our distribution, gaining several new markets by the end of 2020, and we ended up growing our liquor sales by over 300%, and having our best year in sales to date. The drastic decline in hand sanitizer sales left us sitting on a lot of unmarketable inventory, which we began selling at a loss in order to recover some of its value to continue to finance operations.

2021 started with optimism and some reorders from distributors, then there was a lull, but since April or so, we have begun making some consistent gains and began programs, such as our premium well vodka and gin program, that we expect to drive significant on-premise sales growth through Q4 (the traditionally strongest time period for liquor sales) and beyond.

Historical results and cash flows:

In the past two years, our largest cash flow intensive expenses were, and continue to be, cost of goods sold. They have the largest impact on cash flow because many of the materials (glass, closures, labels, etc.) require large upfront payments and large minimum order quantities. As we increase sales volumes and generate more consistent cash flow, these expenses will become less and less burdensome.

Other expenses that have been a drain on the business relate to the overall stress on the economy, as many distributors have had trouble paying for their invoices in a timely fashion. We have worked with them to pay based on depletions or on extended terms in order to keep the product flowing, but it has stretched our cash flow in a negative way. Legal expenses have been burdensome as well, but important to ensure the company has excellent contracts, documentation, and legal counsel.

Cash needed to fund operations has been leveraged in a variety of ways to get us to the point where we currently reside, which is practically break even. Aside from the revenues of the business, the owners have loaned significant personal capital regularly as needed, a prior crowdfunding raise through Wefunder allowed us to take advantage of the sanitizer craze, and the COVID Payroll Protection Plan and EIDL resources were also very helpful (when available). This StartEngine crowdfunding equity sale is expected to generate enough cash to help us to take care of the improvements to the tasting room and distillery, and to support our marketing efforts, new product launches, etc. that are going to be necessary to bring us the significant growth and positive cash flow from revenues to make the business successful and profitable.

We anticipate becoming profitable in the very near future, and to then be able to add the missing pieces needed to give the business the positive cash flow and profitability it needs to finance future growth. Any additional cash requirements to further enhance growth may then be sought either through additional equity sales or means such as SBA loans, but only if deemed necessary.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company has about $32,000.00 in cash on hand at the moment as well as accounts receivable of over $50,000.00. We do not have a line of credit or loan from our bank. The loans on the books are only shareholder loans, the Wefunder revenue share loan, and the EIDL loan(s). The owners are capable of extending additional capital resources periodically if necessary.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign will be critical in order to achieve our business goals within the time frames we expect to achieve them. Whether it is through this crowdfunding campaign or direct equity sale to investors, or a small business loan, a cash infusion of some kind will be necessary to finance increasing sales volumes, expansion and marketing efforts.

If insufficient funds are raised, then we may need to scale back our efforts significantly, including pulling products out of certain markets and pushing back our timelines on other projects (for example, the whiskey still and tasting room).

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We expect that most of the funds raised from the crowdfunding campaign will go into our bank account in order to act as a reserve, and some of them will be utilized for efforts such as tasting room completion, marketing activities out of state, new product launches (Tamarico), the whiskey still, and advance payments/purchases of inventory. These big-ticket purchases/expenses must pre-date revenues to be generated by them. If we do nothing, then we can maintain our organic growth on the existing products, but it will be more difficult to achieve rapid growth in any one area.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise only the minimum, we will continue to operate the business, and expect that we can continue operating for at least another year or so, or until revenues are cash flow positive. We expect to become cash flow positive in the next 3 to 4 months regardless of the raise. The minimum amount will allow us to pay for some inventory and resolve some A/P debt.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum funding goal, we will be able to run the company indefinitely, we believe. The reason for this opinion is that we are seeking substantially more than we actually require, and we anticipate that revenues will be capable to finance operations within the next 4-6 months. Additionally, we intend to use a certain amount of the capital raised to back a line of credit from our bank to maintain operations, thus preserving that capital for future use, if necessary, and allowing us to finance operations using the bank's capital and accounts receivable instead.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

We anticipate using some of the capital raised to back a bank line of credit. If additional expansions or capital resources are required, we may then choose to perform another capital raise or seek a business loan.

Indebtedness

- **Creditor:** Advances from Founder including Accrued Interest
  Amount Owed: $608,805.04
  Interest Rate: 0.0%
  See Related Party Transactions for details. Some of this amount has not yet been memorialized into a promissory note, but is intended to be in the near future at the currently applicable IRS minimum interest rate.

- **Creditor:** Accounts Payable
  Amount Owed: $65,414.30
  Interest Rate: 0.0%
  Maturity Date: December 31, 2020

- **Creditor:** Joseph Iannarelli
  Amount Owed: $45,716.79
  Interest Rate: 0.0%
  These are intended to be memorialized into a promissory note at the applicable IRS minimum interest rate.

- **Creditor:** Small Business Administration (EIDL)
  Amount Owed: $13,500.00
  Interest Rate: 3.75%
  Maturity Date: May 24, 2050

- **Creditor:** SBA Payroll Protection Plan Draw 2
  Amount Owed: $12,800.00
  Interest Rate: 0.0%
  Maturity Date: March 11, 2022
  We have applied for forgiveness on this debt.

- **Creditor:** Wefunder Revenue Loan Share Investors
  Amount Owed: $98,908.83
  Interest Rate: 100.0%
  This is a revenue loan share, payable at 2.0x the amount actually raised. The amount raised was $102,130.00 from 165 investors, less the 7% Wefunder fee. So $102,130.00 plus an equal amount as interest. This is payable as 5% of gross revenues quarterly to the investor pool, distributed proportionately to the amount invested per investor. As this is paid, the amount paid will be applied equally to the actual loan amount and the interest amount. There is no maturity date, it will be paid incrementally until it is resolved, however short or long that takes.

Related Party Transactions

- **Name of Entity:** Karl Loepke
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: This capital loan to the corporation existis in the form of two promissory notes. Maturity date is set for 12/31/2022, however this is intended to be paid back only once the company has the financial wherewithal to do so.
  Material Terms: Promissory Note 1: Dated 12/31/2018, Amount $258,732.03, Interest Rate 3.31% Annual, Maturity Date 12/31/2022. Promissory Note 2: $223,918.39, Interest Rate 3.31% Annual, Maturity Date, 12/31/2022

- **Name of Entity:** Joseph Iannarelli
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Capital Loans to Skeptic in order to help finance operations.

Material Terms: $45,716.79 in total, intended to be memorialized into a promissory note at the then-applicable minimum IRS interest rate.

Valuation

Pre-Money Valuation: $9,000,000.00

Valuation Details:

We are placing a pre-money valuation of the company at $9,000,000.00, equal to $5.00 per issued share. This valuation is based upon a combination of numerous factors.

To date, the owners of Skeptic Distillery have made significant personal investments of time, money and other resources in order to bring the company to its current level. In spite of losing all momentum due to COVID shutdowns last year, we still managed to triple liquor sales from 2019 from ~$40k to ~$125k, and have already exceeded 2020 liquor sales numbers YTD (~$175k), and expect to more than triple 2019 this year to approximately $400-450k in sales.

We believe the valuation of our company reflects the significant investments we have put in, the award-winning nature of our products, the uniqueness of our product offerings and technology, the strength of our business plan, our intellectual property and trademarks, the goodwill and name recognition our brand has developed and which is rapidly growing, the strength of the products we have planned or near the point of launch, and the historically high acquisition multipliers associated with the industry.

Typically, spirit company valuations are based on annual case sales or some multiple of EBITDA or gross sales. Some of the more well-known examples include the acquisition of Casamigos tequila by Diageo in 2017 ($700MM to $1B at an anticipated sales volume of 170,000 9L cases)[1] and High West Distillery's acquisition by Constellation Brands in 2016 ($160MM at $2,285.00 per case / 70,000 cases).[2] More recently, Aviation Gin and Davos Brands were acquired by Diageo in 2020 for $335MM with performance incentives that could make the deal worth up to $610MM.[3]

In general, the multipliers in spirits brand acquisitions tend to be much higher than other industries (15.54 on average for distilleries[4]) because the spirits industry is a very mature industry, and upstart brands that show potential are quickly bought up by the larger players (e.g. Constellation Brands, E.J. Gallo, Diageo et al.) because they can realize significant production cost savings due to their economies of scale and access to wide distribution; things that craft distilleries have to work very hard to get to.

Skeptic Distillery has worked hard in 2021 to expand its distribution footprint and currently is available for sale in over 16 markets in the US and in Canada. Our distribution plan is based on working with small to mid-size distributors which offer more direct attention and allows us to implement more programs than we would with a large, multi-state distributor partner.

In future years, we plan to release numerous new products and brands, and to expand to more markets and states (including international sales) by adding distribution and broker partners, as well as national chain account partnerships. We expect to grow significantly in the coming years.

Skeptic Distillery was founded by its president, Karl Loepke, who has a strong track record of success in business, having been instrumental in bringing his prior business enterprise, Enviro Tech International of Melrose Park, Illinois, from over $6MM in debt on $3.5MM in annual sales to over approximately $16MM in sales and the leading supplier of its cleaning chemistry to critical industries over a period of about seven (7) years. Skeptic's sales director is Bruce Jacobson, a deeply connected industry veteran with over 40 years of experience in the spirits business. Skeptic's other investor partner, Joseph Iannarelli, also brings a wealth of experience and entrepreneurial savvy as a trusted advisor and confidante to Karl in all business decisions. Together, it is an exceptionally strong team that has a history of success and creativity, as well as an incredible ability to pivot when necessary.

In consideration of all of the above, and in comparison to similar companies on this and other crowdfunding platforms, we believe that our valuation of ~$9,000,000.00 to be reasonable. Skeptic Distillery has determined this valuation internally, without any formal third-party independent evaluation.

1) https://www.zacks.com/stock/news/265261/diageo-strengthens-tequila-category-with-casamigos-buyout

2) https://www.forbes.com/sites/mergermarket/2017/04/11/consolidation-bubbling-up-in-craft-spirits/?sh=1b5890bd39bd

3) https://www.nasdaq.com/articles/diageo-buys-davos-brands-to-step-up-its-premium-gin-game-2020-08-18

4) https://www.equidam.com/ebitda-multiples-trbc-industries/

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  96.5%
  All of the minimum funds will be allocated to the purchase of raw materials for inventory, many of which must be paid for all or partially in advance. These items include glass bottles, cartons, closures, etc.

If we raise the over allotment amount of $1,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Tasting Room*
  7.5%
  Ten percent will be allocated to complete construction and outfitting of the in progress tasting room, and to accelerate its opening date as rapidly as feasible. If not all of the allocated funds are required, these will then be allocated to marketing and/or working capital.

- *Marketing*
  15.0%
  10% of the maximum funds will be allocated toward marketing support and POS materials in our various markets. This can include giveaways, POS printed materials, tastings, sales incentives and other programming initiatives.

- *Company Employment*
  10.0%
  10% of the maximum fundraising amount may be used to support increased employment required to support the ever increasing sales of the business. This can include production workers, marketing personnel, sales personnel and/or outsourced support services. A salary of up to $50,000.00 may be allocated towards the President, if the business revenues support it.

- *Production Vacuum Whiskey Still*
  15.0%
  Ten percent of the proceeds will be used for purchase of components, support equipment and installation of the custom vacuum whiskey still. This includes the still itself, a large beer brite holding tank for contract brewed beer, and potential equipment upgrades (e.g. glycol chiller, pumps, piping, hoses, etc.)

- *Inventory*
  20.0%
  20% will be used to invest in automatic tooling for our bottles and an initial purchase of the minimum quantity of 80,000 units. This will reduce overall COGS of our spirits by about 20-25%. Also, additional purchases of boxes, closures, etc. to take advantage of volume discounts.

- *Working Capital*
  25.0%
  Working capital to support the business, if needed, although much of this is anticipated to be kept on reserve in the bank for opportunities or as collateral for lines of credit, etc.

- *Research & Development*
  4.0%
  New product development efforts and limited releases, such as single barrel vacuum distilled whiskeys and other products that take time to develop.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.skepticdistillery.com (https://www.skepticdistillery.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/skeptic-distillery

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Skeptic Distillery Co.

[See attached]

SKEPTIC DISTILLERY CO.

(an Illinois corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

August 22, 2021

To: Board of Directors, SKEPTIC DISTILLERY CO.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of SKEPTIC DISTILLERY CO. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO


SKEPTIC DISTILLERY CO.
BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


ASSETS		2020		2019
Current Assets				
Cash and cash equivalents	$	14,956	$	13,610
Accounts receivable		45,511		449
Inventory		149,440		106,174
Other current assets		14,218		12,500
Total current assets		224,125		132,733
Fixed assets, net		85,567		71,651
Total Assets	$	309,692	$	204,384
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts and credit cards payable	$	85,470	$	14,269
Advances from founder including accrued interest		270,252		239,656
Total Current Liabilities		355,722		253,925
Long-term notes payable		147,197		16,717
Long-term notes payable, related party		284,869		258,732
Total Liabilities		787,788		529,374
SHAREHOLDERS' EQUITY				
Common stock		26,000		26,000
Retained deficit		(504,096)		(350,990)
Total Shareholders' Deficit		(478,096)		(324,990)
Total Liabilities and Shareholders' Equity	$	309,692	$	204,384

SKEPTIC DISTILLERY CO.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 324,237	$ 40,050
Cost of goods sold	203,133	13,851
Gross profit	121,104	26,200
Operating expenses		
Marketing	25,831	36,063
Payroll	67,472	53,867
Other general and administrative	180,907	143,994
Total operating expenses	274,210	233,924
Net Operating Income (Loss)	(153,106)	(207,724)
Tax (provision) benefit	–	–
Net Income (Loss)	$ (153,106)	$ (207,724)

SKEPTIC DISTILLERY CO.
STATEMENT OF CHANGES TO SHAREHOLDERS' EQUITY
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock	Accumulated Deficit	Shareholders' Equity
Balance as of January 1, 2019	$ 1,000	$ (143,266)	$ (142,266)
Issuance of securities	25,000		25,000
Net Income (Loss)		(207,724)	(207,724)
Balance as of December 31, 2019	$ 26,000	$ (350,990)	$ (324,990)
Net Income (Loss)		(153,106)	(153,106)
Balance as of December 31, 2020	$ 26,000	$ (504,096)	$ (478,096)

SKEPTIC DISTILLERY CO.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (153,106)	$ (207,724)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	(45,061)	14,535
(Increase) Decrease in inventory	(43,266)	(61,433)
(Increase) Decrease in other current assets	(1,718)	11,078
Increase (Decrease) in accounts and credit cards payable	70,911	6,627
Net cash used in operating activities	(172,240)	(236,917)
Investing Activities		
Purchase of fixed assets	(13,917)	(9,278)
Net cash used in investing activities	(13,917)	(9,278)
Financing Activities		
Proceeds from capital contributions	0	26,000
Proceeds (repayment) from loans payable	187,503	228,564
Net change in cash from financing activities	187,503	254,564
Net change in cash and cash equivalents	1,346	8,369
Cash and cash equivalents at beginning of period	13,610	5,241
Cash and cash equivalents at end of period	$ 14,956	$ 13,610

SKEPTIC DISTILLERY CO.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2020 and 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

SKEPTIC DISTILLERY CO. (which may be referred to as the "Company", "we," "us," or "our") is a corporation originally named Skeptic Brewing Co. formed under the laws of Illinois on October 12, 2014. The Company was renamed to Skeptic Distillery Co. on April 7, 2016. The Company markets and retails alcoholic spirits.

Since inception, the Company has relied on issuing securities and notes payable to fund its operations. As of December 31, 2020, the Company had negative shareholders' capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $14,956 and $13,610 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company had $85,567 and $71,651 of net fixed assets, respectively.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company records the revenue from its product sales as those sales are tendered to third-party customers.

Accounts Receivable
The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The

Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2014 and has incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT INSTRUMENTS

The Company's primary obligations relate to loans made to the Company by its founder and other Company insiders. Some of these amounts have been formalized as in a promissory note while others for amounts loaned in 2020 and 2019 have not yet, but will be, formalized in a promissory note. The to-be-created promissory note will bear interest of approximately 3 percent per annum.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2020 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. The Company is not currently aware of any actual or threatened litigation.

NOTE 7 – EQUITY

The Company has authorized the issuance of two classes of common shares: voting and non-voting. Currently, the Company's founder and chief executive, Mr. Karl Loepke, owns 1,000 shares (100 percent of the amount outstanding) of the voting shares of the Company. Another shareholder owns 333 shares of non-voting common shares which represents 100 percent of the outstanding non-voting shares.

In 2021, the the Company filed with the state of Illinois to increase the authorized capital. In addition to the 1,000 shares of Common stock, the Company has amended the registry to authorize an additional 1,799,000 shares of non-voting Common stock and 200,000 shares of Class B non-voting Common stock.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company has borrowed extensively from its founder and chief executive, as described above, to fund operations and asset purchases. The terms of these borrowings are flexible. As it is a related party transaction, there is no guarantee that the Company could obtain similarly flexible lending terms from a commercial lender.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering

In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

COVID-19 Related Actions

On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation

Management has evaluated subsequent events through August 22, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

SKEPTIC DISTILLERY Investor Video Transcript

Bruce: The state of the craft distillery industry right now is on fire.

Karl: I'm Karl Loepke, founder of Skeptic Distillery Company. So I started Skeptic, I basically discovered this vacuum distillation process. I was like, wow I gotta do this, this is totally different! Cold vacuum distilling is really what's at the center of the company. Cold vacuum distilling removes harsh flavor compounds that contribute to that burn. More importantly, it's all about preserving the freshness of the ingredients. So, a lot of delicate character that would normally get cooked out is gonna carry through.

Bruce: No one has seen anything like this before. We're doing things that no one else has done before.

Karl: We've been generating a lot of momentum. Currently we're in about 15 states and we're getting into New York, New Jersey and Connecticut. We're in Florida right now. We're shipping to Alberta, Canada, so now we're International. We've got a lot of really good things going.

Bruce: We presented Skeptic products to a number of on-premise restaurants which are going with it. They're making signature drinks with it, and we're actually talking to a national accounts company who wants to take skeptic on and present it to a lot of national restaurant chains.

Karl: Over the years we've received several awards. You know, gold medals, silver medals, best in show. This year I did start submitting GinQuila. We got the first one from the SIP Awards and we scored a double gold in that.

Bruce: I presented this to a distributor in one of the southern states, and he's an old friend and he said, "Well, I get a lot of products, let me get back to you." He called me the next day and he said "Bruce, I tasted it and it's fantastic! Let's set up a conference call and close this deal."

Karl: This year our target is to get into approximately 25 markets. Going forward from there we want to eventually be in all 50 states, get in some major national chains and then go International as well.

Bruce: One of the really good reasons why someone should think about investing in Skeptic is you're getting in on the ground floor of a company and a concept that's going to be big, and this is an opportunity to really start with us at the beginning.

Voiceover: We look forward to being your business partner and continuing on our exciting journey with you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.